UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **May 15, 2006**

ACXIOM CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163	**71-0581897**
(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas	**72203-8180**
(Address of Principal Executive Offices)	(Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

The information reported pursuant to this item is incorporated by reference within Item 5.02 below.

Item 2.02   Results of Operations and Financial Condition.

On May 17, 2006, Acxiom Corporation (the "Company") issued a press release announcing the results of its financial performance for the fourth quarter of fiscal year 2006. The Company held a conference call at 4:30 p.m. CDT on May 17, 2006 to discuss this information further. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein. The transcript of the conference call was filed as Exhibit 99.1 to the Company's Current Report on Form 8-K, which was filed with the Securities Exchange Commission on May 18, 2006 and is hereby incorporated by reference in its entirety.

The Company's press release, including the Financial Road Map (March 31, 2006), and other communications from time to time include certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the Company's financial statements.

The attached press release utilizes a non-GAAP measure of free cash flow. Free cash flow is defined as operating cash flow less cash used by investing activities excluding the impact of investments in joint ventures and other business alliances and cash paid and/or received in acquisitions and dispositions. The Company's management believes that while free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, it nevertheless provides a useful measure of liquidity for assessing the amount of cash available for general corporate and strategic purposes after funding operating activities and capital expenditures, capitalized software expenses, and deferred costs.

In addition, return on invested capital, also included in the attached press release, is a non-GAAP financial measure. Management defines "return on invested capital" as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters' average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases (beginning balance + ending balance)/2 times an 8% implied interest rate on the leases. Average invested capital is defined as the trailing 4 quarter average of the ending quarterly balances for total assets less cash, less non-interest bearing liabilities, plus the present value of operating leases. Return on invested capital for fiscal 2006 also excludes the impact of certain unusual charges recorded during the quarter ended September 30, 2005. Management believes that return on invested capital is useful because it provides investors with additional information for evaluating the efficiency of the Company's capital deployed in its operations. Return on invested capital does not consider whether the business is financed with debt or equity, but rather calculates a return on all financial capital invested in the business. Return on invested capital includes the present value of future payments on operating leases as a component of the denominator of the calculation, and adjusts the numerator of the calculation for the implied interest expense on those operating leases, in order to recognize the fact that the Company finances portions of its operations with leases instead of using either debt or equity. A reconciliation of return on invested capital to return on assets is included as an attachment to the press release.

Adjusted U.S. operating margin, adjusted international operating margin, and adjusted return on assets are also non-GAAP measures since they exclude unusual charges for the quarter ended September 30, 2005. These charges are excluded as unusual because they were not considered or anticipated when management set the Financial Road Map targets for fiscal 2006, and therefore management believes that it is appropriate to exclude these charges for purposes of comparison to the Financial Road Map. Furthermore, management believes this information will be useful to investors in assessing the Company's performance against the stated Road Map targets. A reconciliation of the adjusted operating margin to operating margin and a reconciliation of adjusted return on assets to return on assets is included as an attachment to the press release.

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is not mentioned in the attached press release, but may be discussed during the conference call. EBITDA can be calculated directly from the financial statements by adding pre-tax income plus interest expense from the statement of operations plus depreciation and amortization from the cash flow statement. Management believes EBITDA is a useful measure of liquidity which may be used by investors to assess the Company's ongoing operations and liquidity.

The non-GAAP financial measures used by the Company in the attached press release may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP.

Item 5.02(c) Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Effective May 15, 2006, Frank J. Cotroneo, age 47, joined the Company as its Chief Financial Officer. In this position, he will be responsible for all aspects of the Company's financial management and will be a member of the Company Leadership Team. Mr. Cotroneo's previous experience includes serving as CEO of Core Business Consulting LLC from April 2004 – May 2006; as Senior Vice President/CFO of H & R Block from February 2000 – October 2003; and as Senior Vice President/CFO of MasterCard International from 1996 – 2000. He first joined MasterCard International in 1988, holding the positions of Regional Financial Officer based in Singapore (1992 – 1996) and Director of Business Planning and Financial Analysis (1988 – 1992). From 1981 – 1988, he held senior financial analyst positions with AT&T Corporation, Continental Insurance Company, and Western Union Telegraph Company.

Mr. Cotroneo holds a bachelor's degree in accounting from Rider University, Lawrenceville, New Jersey, and an MBA in finance from Monmouth University, West Long Branch, New Jersey. In addition, Frank completed the Corporate Financial Strategy in Global Markets Programme (a post graduate course sponsored by INSEAD / The European Institute of Business Administration) in France. He has also completed the Executive Program at the Darden School of Business, University of Virginia.

The Company entered into an Executive Security Agreement with Mr. Cotroneo effective as of his date of hire. The form used for this agreement was filed as Exhibit 10(t) to the Company's Form 10-K for the year ended March 31, 2002 and is incorporated by reference herein. The terms of the agreement provide that a payment will be triggered if Mr. Cotroneo is terminated (other than for cause) within the three-year period following a change of control, or if he resigns for good reason following a change of control, *e.g.*, a demotion, reduction in salary, relocation, significant change in responsibilities, etc. The amount payable under the agreement is 2.99 times annual compensation if terminated in Year 1 after a change of control; 2 times annual compensation if terminated in Year 2 after a change of control; or 1 times annual compensation if terminated in Year 3 after a change of control.

Rodger S. Kline, who served as the acting chief financial officer in his role as Chief Finance and Administrative Leader during the past 16 months, will continue to serve as a member of the Board of Directors and as Chief Administrative Leader. In this role Mr. Kline will continue to be responsible for administrative processes. Functions for which Mr. Kline will be responsible include hardware and software procurement, facilities and data center support, risk management, internal audit, and physical security & information security.

Item 9.01   **Financial Statements and Exhibits**

(c)   **Exhibits**

The following exhibits are furnished herewith:

Exhibit Number	Description
99.1	Press Release of the Company dated May 17, 2006 announcing fourth quarter earnings for fiscal year 2006.
99.2	Transcript of the Company's fourth quarter fiscal 2006 earnings conference call held on May 17, 2006 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K (file no. 000-13163), as filed on May 18, 2006)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 19, 2006

ACXIOM CORPORATION

By: /s/ Jerry C. Jones

Name: Jerry C. Jones

Title: Business Development/Legal Leader

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of the Company dated May 17, 2006 announcing fourth quarter earnings for fiscal year 2006.
99.2	Transcript of the Company's fourth quarter fiscal 2006 earnings conference call held on May 17, 2006 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K (file no. 000-13163), as filed on May 18, 2006)



ACXIOM®

#1 Information Way
P.O. Box 8180
Little Rock, AR 72203-8180
www.acxiom.com

For more information, contact:
Katharine Raymond
Investor Relations Coordinator
Acxiom Corporation
(501) 342-1321

Dale Ingram
Public Relations Leader
Acxiom Corporation
(501) 342-4346
EACXM

Acxiom Reports Fourth-Quarter, Fiscal-Year Results

Results in line with Financial Road Map

LITTLE ROCK, Ark. -- May 17, 2006 – Acxiom Corporation (Nasdaq: ACXM) today reported fourth-quarter and full-year financial results for fiscal 2006 ended March 31, 2006. Fourth-quarter results include revenue of $344.3 million, income from operations of $44.6 million, diluted earnings per share of $.26, operating cash flow of $74.2 million and free cash flow of $52.5 million.

Full 2006 fiscal-year results include revenue of $1.333 billion, income from operations of $131.1 million and diluted earnings per share of $.71. These results include the impact of net pre-tax charges of $15.8 million described in our second quarter earnings release, which reduced diluted EPS by $.12. Operating cash flow for the year was $275.8 million and free cash flow was $201.8 million, both record results. Acxiom will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com. The Company will reference presentation slides that will be available on the website prior to the call.

"We have accomplished what we said we would after a challenging first quarter of the fiscal year," Company Leader Charles D. Morgan said. "We met or exceeded all of our fiscal year Financial Road Map targets for total company performance and U.S. results. International revenue results for the year were at the high end of the revised Road Map range that we set after Q1 and exceeded the adjusted operating margin target for the full year that we set after Q3 results. Our cash flow reached a record level, we have an impressive list of new contracts and the committed pipeline is promising. Based on our team's execution of the strategies for the business, we are confident that the revenue and earnings will be in line with the fiscal 2007 projections in the Financial Road Map."

Fourth-quarter highlights:

- Revenue of $344.3 million, a 7 percent increase over $322.5 million in the fourth quarter of fiscal 2005.
- U.S. revenue of $295.8 million, a 10 percent increase over $269.8 million in the fourth quarter of fiscal 2005.
- International profit margin of 7% compared to negative 1% in the fourth quarter a year ago.
- Income from operations of $44.6 million, a 94 percent increase from $23.0 million the year before.
- Diluted earnings per share of $.26, up 63 percent from $.16 in the same period a year ago.
- Operating cash flow of $74.2 million and free cash flow of $52.5 million. The free cash flow of $52.5 million is a non-GAAP financial measure, and a reconciliation to the comparable GAAP measure, operating cash flow, is attached to this press release.
- New contracts that are expected to deliver $20 million in annual revenue and renewals that total $64 million in annual revenue.
- Committed new deals in the pipeline that are expected to generate $61 million in annual revenue.

Morgan noted that Acxiom recently completed contracts with General Motors, U.S. Bancorp, LaSalle Bank, Deluxe Corporation, SunTrust Banks, Inc., PRIMEDIA Inc., Columbian Chemicals Company, TransUnion and Safety-Kleen Systems, Inc.

Fiscal 2006 highlights:

- Revenue of $1.333 billion, up 9 percent from $1.223 billion a year ago, an increase of $110 million in annual revenue.
- U.S. revenue of $1.148 billion, up 14% from $1.011 billion a year ago, an increase of $137 million.
- Diluted earnings per share of $.71, down 4 percent from $.74 in fiscal 2005. Fiscal 2006 earnings include the impact of net pre-tax charges of $15.8 million in the second quarter, which reduced diluted EPS by $.12.
- Operating cash flow of $275.8 million and free cash flow of $201.8 million, both record performances for Acxiom.
- New contracts that are expected to deliver $128 million in annual revenue and renewals that total $149 million in annual revenue. Total contract value for the new contracts completed in the fiscal year is $458 million, while total contract value for renewals is $410 million.
- The acquisition of Digital Impact, a leading provider of integrated digital marketing solutions, based in San Mateo, California.
- The acquisition of Insight America, a Broomfield, Colo.-based company that provides data-driven solutions, analytic tools and background screening services to help clients mitigate risks, prevent identity theft and limit fraud.
- A technology and distribution agreement with EMC Corporation that includes $30 million from EMC to purchase the grid operating system developed by Acxiom and license certain other grid-related software.
- The purchase of 12.1 million shares of Acxiom stock through the company's stock buy-back program at a total cost of $231.5 million. From the program's introduction in December 2002 through March 31, 2006, the Company has purchased a total of 21.2 million shares of Acxiom stock at a total cost of $390.2 million.

Fiscal 2006 Recognition

In fiscal 2006, Acxiom:

- Received the prestigious 21st Century Achievement Award from the Computerworld Honors Foundation for positive contributions to the global information technology revolution with the development and delivery of its grid-based Customer Information Infrastructure (CII).
- Was named one of the "Best Places to Work in Information Technology" by *Computerworld* magazine, the fourth time the company has been ranked in the top 100 work environments for technology professionals.
- Was named one of the top 30 providers of financial technology applications in the "FinTech 100," a listing of the top technology providers as complied by *American Banker* and the research firm Financial Insights.
- Was ranked No. 5 for employee productivity in Gartner's list of Top 80 Worldwide IT Vendors.
- Received the Corporate Leadership Award from the Direct Marketing Educational Foundation.
- Saw its Digital Impact business named a "leader" among e-mail service providers in Forrester Research's annual ranking of e-mail marketing service providers ("Leader" is Forrester's highest category).

Road Map and Outlook

Fiscal 2006 U.S. revenue of $1.148 billion was within the target range of $1.140 billion to $1.160 billion included in the Company's Financial Road Map (December 31, 2005). International revenue of $184.9 million for the year was within the target range of $170 million to $190 million. Adjusted U.S. operating margin of 12.4 percent for fiscal 2006 was at the high end of the target range of 11.5 to 12.5 percent. International margin of 2.5 percent was above the target range of 1 to 2 percent that was projected in the updated Road Map adjusted for third quarter results. Return on Invested Capital for the 2006 fiscal year was 11.4% which is near the mid-point of the fiscal 2006 target range of 11 to 12 percent.

Acxiom's current Financial Road Map (March 31, 2006) reflects the Company's current expectations for fiscal year 2007, and the long-term goals reflect expected performance in fiscal 2010. For the fiscal year ended March 31, 2007, the Company estimates that: U.S. revenue will grow 7 percent to 10 percent, the U.S. operating margins will be 14 percent to 15 percent, international revenue will grow 0 percent to 5 percent and international margin will be 2 percent to 4 percent.

The financial projections stated today are based on the Company's current expectations and the assumptions and limitations set forth in the Financial Road Map (March 31, 2006). These projections are forward looking, and actual results may differ materially. These projections may be impacted by mergers, acquisitions, divestitures or other business combinations that may be completed in the future as well as the other factors set forth below.

Leadership Announcement

Morgan today also announced that, effective May 15, 2006, Frank Cotroneo joined Acxiom as chief financial officer. Cotroneo previously has served as CFO for H&R Block and MasterCard International. All financial functions including Finance and Accounting, Investor Relations, Treasury and Corporate Finance will report to Mr. Cotroneo.

"We are thrilled to be able to add an executive of the caliber of Frank Cotroneo to Acxiom's senior leadership team," Morgan said. "Frank has served as a public-company CFO, and overseen all aspects of the financial operations of several well-respected companies. The international experience he gained in his four years as regional financial officer for MasterCard in Singapore will be a significant asset given the geographic scope of Acxiom's business."

Rodger Kline, who served as the acting chief financial officer in his role as Chief Finance and Administrative Leader during the past 16 months, will continue to serve as a member of the Board of Directors and as Chief Administrative Leader. In this role Mr. Kline will continue to be responsible for administrative processes. Functions for which Mr. Kline will be responsible include hardware and software procurement, facilities and data center support, risk management, internal audit, and physical security & information security.

About Acxiom

Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and China.

For more information, visit www.acxiom.com.

This release and today's conference call contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. Such statements may include but are not necessarily limited to the following: that the Company is continuing to experience continued improvement and momentum in financial performance, that we expect that continued focus on expense controls will lead to continued improvement in operating margins, that the projected revenue, operating margin, return on assets and return on invested capital, operating cash flow and free cash flow, borrowings, dividends and other metrics referred to in the Financial Road Map attached to this release will be within the estimated ranges; that the estimations of revenue, earnings, cash flow, growth rates, restructuring charges and expense reductions will be within the estimated ranges; and that the business pipeline and our anticipated cost structure will allow us to continue to meet or exceed revenue, cash flow and other projections. The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: The possibility that we may incur expenses related to unsolicited proposals or other efforts by others to acquire or control the Company; certain contracts may not be closed, or may not be closed within the anticipated time frames; the possibility that certain contracts may not generate the anticipated revenue or profitability; the possibility that negative changes in economic or other conditions might lead to a reduction in demand for our products and services; the possibility of an economic slowdown or that economic conditions in general will not be as expected; the possibility that the historical seasonality of our business may change; the possibility that significant customers may experience extreme, severe economic difficulty; the possibility that the integration of acquired businesses may not be as successful as planned; the possibility that the fair value of certain of our assets may not be equal to the carrying value of those assets now or in future time periods; the possibility that sales cycles may lengthen; the possibility that we may not be able to attract and retain qualified technical and leadership associates, or that we may lose key associates to other organizations; the possibility that we won't be able to properly motivate our sales force or other associates; the possibility that we won't be able to achieve cost reductions and avoid unanticipated costs; the

4

possibility that we won't be able to continue to receive credit upon satisfactory terms and conditions; the possibility that competent, competitive products, technologies or services will be introduced into the marketplace by other companies; the possibility that we may be subjected to pricing pressure due to market conditions and/or competitive products and services; the possibility that there will be changes in consumer or business information industries and markets that negatively impact the Company; the possibility that changes in accounting pronouncements may occur and may impact these projections; the possibility that we won't be able to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the possibility that we may encounter difficulties when entering new markets or industries; the possibility that there will be changes in the legislative, accounting, regulatory and consumer environments affecting our business, including but not limited to litigation, legislation, regulations and customs relating to our ability to collect, manage, aggregate and use data; the possibility that data suppliers might withdraw data from us, leading to our inability to provide certain products and services; the possibility that we may enter into short-term contracts which would affect the predictability of our revenues; the possibility that the amount of ad hoc, volume-based and project work will not be as expected; the possibility that we may experience a loss of data center capacity or interruption of telecommunication links or power sources; the possibility that we may experience failures or breaches of our network and data security systems, leading to potential adverse publicity, negative customer reaction, or liability to third parties; the possibility that postal rates may increase, thereby leading to reduced volumes of business; the possibility that our clients may cancel or modify their agreements with us; the possibility that we will not successfully complete customer contract requirements on time or meet the service levels specified in the contracts, which may result in contract penalties or lost revenue; the possibility that we experience processing errors which result in credits to customers, re-performance of services or payment of damages to customers; the possibility that the services of the United States Postal Service, their global counterparts and other delivery systems may be disrupted; and the possibility that we may be affected by other competitive factors.

With respect to the Financial Road Map, all of the above factors apply, along with the following which were assumptions made in creating the Financial Road Map: that the U.S. and global economies will continue to improve at a moderate pace; that global growth will continue to be strong and that globalization trends will continue to grow at an increasing pace; that Acxiom's computer and communications related expenses will continue to fall as a percentage of revenue; that the Customer Information Infrastructure (CII) grid-based environment Acxiom will continue to be implemented successfully over the next 3-4 years and that the new CII infrastructure will continue to provide increasing operational efficiencies; that the acquisitions of companies operating primarily outside of the United States will be successfully integrated and that significant efficiencies will be realized from this integration; relating to operating cash flow and free cash flow, that sufficient operating and capital lease arrangements will continue to be available to the Company to provide for the financing of most of its computer equipment and that software suppliers will continue to provide financing arrangements for most of the software purchases; relating to revolving credit line balance, that free cash flow will meet expectations and that the Company will use free cash flow to pay down bank debt, buy back stock and fund dividends; relating to annual dividends, that the Board of Directors will continue to approve quarterly dividends and will vote to increase dividends over time; relating to diluted shares, that the Company will meet its cash flow expectations and that potential dilution created through the issuance of stock options and warrants will be mitigated by continued stock repurchases in accordance with the Company's stock repurchase program. With respect to the provision of products or services outside our primary base of operations in the United States, all of the above factors apply, along with the difficulty of doing business in numerous sovereign jurisdictions due to differences in scale, competition, culture, laws and regulations.

Other factors are detailed from time to time in our periodic reports and registration statements filed with the United States Securities and Exchange Commission. We believe that we have the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast.

We undertake no obligation to update the information contained in this press release, including the Financial Road Map or any other forward-looking statement.

Acxiom is a registered trademark of Acxiom Corporation.

###

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	For the Three Months Ended March 31,	
	2006	2005
Revenue:		
Services	257,591	235,945
Data	86,752	86,589
Total revenue	344,343	322,534
Operating costs and expenses:		
Cost of revenue		
Services	198,028	189,864
Data	52,142	54,602
Total cost of revenue	250,170	244,466
Selling, general and administrative	50,042	55,113
Gains, losses and nonrecurring items, net	(456)	-
Total operating costs and expenses	299,756	299,579
Income from operations	44,587	22,955
Other income (expense):		
Interest expense	(7,531)	(4,302)
Other, net	135	2,376
Total other income (expense)	(7,396)	(1,926)
Earnings before income taxes	37,191	21,029
Income taxes	14,132	6,171
Net earnings	23,059	14,858
Earnings per share:		
Basic	0.27	0.17
Diluted	0.26	0.16

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	For the Twelve Months Ended March 31,	
	2006	2005
Revenue:		
Services	1,012,549	889,675
Data	320,019	333,367
Total revenue	1,332,568	1,223,042
Operating costs and expenses:		
Cost of revenue		
Services	778,490	697,323
Data	201,950	208,388
Total cost of revenue	980,440	905,711
Selling, general and administrative	211,541	196,123
Gains, losses and nonrecurring items, net	9,504	(984)
Total operating costs and expenses	1,201,485	1,100,850
Income from operations	131,083	122,192
Other income (expense):		
Interest expense	(28,744)	(19,191)
Other, net	2,005	3,200
Total other income (expense)	(26,739)	(15,991)
Earnings before income taxes	104,344	106,201
Income taxes	40,216	36,483
Net earnings	64,128	69,718
Earnings per share:		
Basic	0.73	0.80
Diluted	0.71	0.74

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

	For the Three Months Ended March 31,	
	2006	2005
Basic earnings per share:		
Numerator - net earnings	23,059	14,858
Denominator - weighted-average shares outstanding	86,981	88,216
Basic earnings per share	0.27	0.17
Diluted earnings per share:		
Numerator:		
Net earnings	23,059	14,858
Interest expense on convertible bonds (net of tax benefit)	-	509
	23,059	15,367
Denominator:		
Weighted-average shares outstanding	86,981	88,216
Dilutive effect of common stock options, warrants and restricted stock	2,855	3,274
Dilutive effect of convertible debt	-	7,351
	89,836	98,841
Diluted earnings per share	0.26	0.16

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

	For the Twelve Months Ended March 31,	
	2006	2005
Basic earnings per share:		
Numerator - net earnings	64,128	69,718
Denominator - weighted-average shares outstanding	87,557	86,695
Basic earnings per share	0.73	0.80
Diluted earnings per share:		
Numerator:		
Net earnings	64,128	69,718
Interest expense on convertible bonds (net of tax benefit)	-	3,560
	64,128	73,278
Denominator:		
Weighted-average shares outstanding	87,557	86,695
Dilutive effect of common stock options, warrants and restricted stock	2,732	3,721
Dilutive effect of convertible debt	-	9,030
	90,289	99,446
Diluted earnings per share	0.71	0.74

ACXIOM CORPORATION AND SUBSIDIARIES
REVENUES BY SEGMENT
(Unaudited)
(Dollars in thousands)

| | For the Three Months Ended March 31, | |
	2006	2005
US Services & Data	295,795	269,848
International Services & Data	48,548	52,686
Total Revenue	344,343	322,534
US Supplemental Information:		
Services & Data Excluding IT Mgmt	206,853	186,613
IT Management Services	88,942	83,235
	295,795	269,848
International Supplemental Information:		
Services & Data Excluding IT Mgmt	48,548	52,686
IT Management Services	-	-
	48,548	52,686

ACXIOM CORPORATION AND SUBSIDIARIES
REVENUES BY SEGMENT
(Unaudited)
(Dollars in thousands)

	For the Twelve Months Ended March 31,	
	2006	2005
US Services & Data	1,147,641	1,010,514
International Services & Data	184,927	212,528
Total Revenue	1,332,568	1,223,042
US Supplemental Information:		
Services & Data Excluding IT Mgmt	796,506	720,437
IT Management Services	351,135	290,077
	1,147,641	1,010,514
International Supplemental Information:		
Services & Data Excluding IT Mgmt	184,927	212,528
IT Management Services	-	-
	184,927	212,528

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Dollars in thousands)

	March 31, 2006	March 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 7,705	$ 4,185
Trade accounts receivable, net	261,624	250,653
Deferred income taxes	24,587	31,415
Refundable income taxes	-	1,345
Other current assets	44,937	46,034
Total current assets	338,853	333,632
Property and equipment	662,948	581,918
Less - accumulated depreciation and amortization	329,177	258,532
Property and equipment, net	333,771	323,386
Software, net of accumulated amortization	45,509	57,135
Goodwill	472,401	354,182
Purchased software licenses, net of accumulated amortization	155,518	157,999
Unbilled and notes receivable, excluding current portions	19,139	20,410
Deferred costs, net	112,817	88,851
Data acquisition costs	40,828	48,915
Other assets, net	21,662	15,369
	$ 1,540,498	$ 1,399,879
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term obligations	93,518	83,005
Trade accounts payable	44,144	63,295
Accrued payroll and related expenses	32,139	27,435
Other accrued expenses	81,428	74,635
Deferred revenue	123,916	115,892
Income Taxes	4,845	-
Total current liabilities	379,990	364,262
Long-term obligations:		
Long-term debt and capital leases, net of current installments	353,439	104,210
Software and data licenses, net of current installments	22,976	37,494
Total long-term obligations	376,415	141,704
Deferred income taxes	77,916	79,079
Commitments and contingencies		
Stockholders' equity:		
Common stock	10,946	10,440
Additional paid-in capital	677,026	588,156
Unearned stock-based compensation	(1,941)	-
Retained earnings	410,278	363,556
Accumulated other comprehensive loss	2,205	12,616
Treasury stock, at cost	(392,337)	(159,934)
Total stockholders' equity	706,177	814,834
	$ 1,540,498	$ 1,399,879

ACXIOM CORPORATION AND SUBSIDIARIES
RECONCILIATION OF FREE CASH FLOW TO OPERATING CASH FLOW
(Unaudited)
(Dollars in thousands)

	Qtr ended 6/30/2002	Qtr ended 9/30/2002	Qtr ended 12/31/2002	Qtr ended 3/31/2003	Yr ended 3/31/2003
Net cash provided by operating activities	60,243	53,446	76,992	63,112	253,793
Proceeds received from disposition of assets	45	155	-	93	293
Capitalized software	(8,652)	(8,958)	(8,726)	(8,237)	(34,573)
Capital expenditures	(1,916)	(3,000)	(5,893)	(2,403)	(13,212)
Deferral of costs	(3,240)	(4,108)	(3,796)	(3,883)	(15,027)
Proceeds from sale and leaseback transaction	-	7,729	-	-	7,729
Free cash flow	46,480	45,264	58,577	48,682	199,003

	Qtr ended 6/30/2003	Qtr ended 9/30/2003	Qtr ended 12/31/2003	Qtr ended 3/31/2004	Yr ended 3/31/2004
Net cash provided by operating activities	48,125	49,909	79,282	82,567	259,883
Proceeds received from disposition of assets	506	192	39	2,046	2,783
Capitalized software	(6,335)	(7,296)	(6,510)	(7,703)	(27,844)
Capital expenditures	(1,588)	(3,036)	(7,637)	(9,917)	(22,178)
Deferral of costs	(6,026)	(4,006)	(5,312)	(9,537)	(24,881)
Free cash flow	34,682	35,763	59,862	57,456	187,763

	Qtr ended 6/30/2004	Qtr ended 9/30/2004	Qtr ended 12/31/2004	Qtr ended 3/31/2005	Yr ended 3/31/2005
Net cash provided by operating activities	34,714	61,742	82,805	67,753	247,014
Capitalized software	(4,107)	(4,721)	(5,706)	(5,760)	(20,294)
Capital expenditures	(1,823)	(4,813)	(3,132)	(4,562)	(14,330)
Deferral of costs	(9,610)	(11,113)	(15,502)	(17,203)	(53,428)
Free cash flow	19,174	41,095	58,465	40,228	158,962

	Qtr ended 6/30/2005	Qtr ended 9/30/2005	Qtr ended 12/31/2005	Qtr ended 3/31/2006	Yr ended 3/31/2006
Net cash provided by operating activities	61,476	44,785	95,414	74,158	275,833
Proceeds received from disposition of assets	-	3,613	1,510	-	5,123
Capitalized software	(5,673)	(5,809)	(5,204)	(5,217)	(21,903)
Cash collected from sale of software	-	-	20,000	-	20,000
Capital expenditures	(2,929)	(3,025)	(401)	(493)	(6,848)
Deferral of costs	(16,192)	(18,703)	(19,603)	(15,956)	(70,454)
Free cash flow	36,682	20,861	91,716	52,492	201,751

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended March 31,	
	2006	2005
Cash flows from operating activities:		
Net earnings	23,059	14,858
Non-cash operating activities:		
Depreciation and amortization	58,787	55,204
Loss (gain) on disposal or impairment of assets, net	(346)	(361)
Deferred income taxes	(2,403)	3,232
Tax benefit of stock options and warrants	19,097	9,043
Non-cash stock compensation expense	345	3,595
Changes in operating assets and liabilities:		
Accounts receivable	(7,324)	(21,540)
Other assets	(4,450)	(19,367)
Accounts payable and other liabilities	(9,043)	1,013
Deferred revenue	(3,564)	22,076
Net cash provided by operating activities	74,158	67,753
Cash flows from investing activities:		
Capitalized software	(5,217)	(5,760)
Capital expenditures	(493)	(4,562)
Deferral of costs	(15,956)	(17,203)
Payments received from investments	905	235
Net cash paid in acquisitions	(117)	(18,612)
Net cash used by investing activities	(20,878)	(45,902)
Cash flows from financing activities:		
Proceeds from debt	14,746	86,346
Payments of debt	(91,079)	(93,566)
Dividends paid	(4,338)	(4,290)
Sale of common stock	27,007	5,776
Acquisition of treasury stock	(1,905)	(33,551)
Net cash used by financing activities	(55,569)	(39,285)
Effect of exchange rate changes on cash	88	(275)
Net increase in cash and cash equivalents	(2,201)	(17,709)
Cash and cash equivalents at beginning of period	9,906	21,894
Cash and cash equivalents at end of period	7,705	4,185
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	9,553	7,064
Income taxes	4,561	385
Payments on capital leases and installment payment arrangements	18,342	11,241
Payments on software and data license liabilities	5,459	5,151
Noncash investing and financing activities:		
Software licenses and maintenance acquired under software obligation	6,570	1,200
Acquisition of property and equipment under capital lease and installment payment arrangements	14,884	24,268
Construction of assets under construction loan	3,572	3,853

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Twelve Months Ended March 31,	
	2006	2005
Cash flows from operating activities:		
Net earnings	64,128	69,718
Non-cash operating activities:		
Depreciation and amortization	231,137	195,120
Loss (gain) on disposal or impairment of assets, net	(1,797)	(411)
Deferred income taxes	9,998	34,165
Tax benefit of stock options and warrants	19,097	9,043
Non-cash stock compensation expense	1,313	3,595
Changes in operating assets and liabilities:		
Accounts receivable	(21,162)	(44,286)
Other assets	(26,197)	(21,898)
Accounts payable and other liabilities	(6,253)	(22,461)
Deferred revenue	5,569	24,429
Net cash provided by operating activities	275,833	247,014
Cash flows from investing activities:		
Disposition of operations	4,844	-
Sale of assets	5,123	-
Capitalized software	(21,903)	(20,294)
Capital expenditures	(6,848)	(14,330)
Cash collected from the sale of software	20,000	-
Deferral of costs	(70,454)	(53,428)
Payments received from investments	3,760	2,533
Net cash paid in acquisitions	(144,626)	(42,200)
Net cash used by investing activities	(210,104)	(127,719)
Cash flows from financing activities:		
Proceeds from debt	437,868	216,138
Payments of debt	(307,120)	(311,350)
Dividends paid	(17,406)	(14,649)
Sale of common stock	58,616	43,984
Acquisition of treasury stock	(233,770)	(63,759)
Net cash used by financing activities	(61,812)	(129,636)
Effect of exchange rate changes on cash	(397)	171
Net increase in cash and cash equivalents	3,520	(10,170)
Cash and cash equivalents at beginning of period	4,185	14,355
Cash and cash equivalents at end of period	7,705	4,185
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	27,958	20,473
Income taxes	4,185	1,465
Payments on capital leases and installment payment arrangements	72,232	60,886
Payments on software and data license liabilities	29,069	24,748
Noncash investing and financing activities:		
Issuance of stock options and warrants for acquisitions	7,541	1,833
Software licenses and maintenance acquired under software obligation	14,950	13,882
Acquisition of property and equipment under capital lease and installment payment arrangements	85,261	90,627
Construction of assets under construction loan	10,772	21,832

ACXIOM CORPORATION AND SUBSIDIARIES
SUMMARIZED SUPPLEMENTAL CASH FLOW INFORMATION
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended				For the Twelve Months Ended March 31, 2006
	6/30/05	9/30/05	12/31/05	3/31/06	
Free cash flow	36,682	20,861	91,716	52,492	201,751
Increase (Decrease) in revolver	259,800	96,665	(66,378)	(48,736)	241,351
Debt payments (excluding payments on line of cred	(32,224)	(23,729)	(27,053)	(27,597)	(110,603)
Sale of common stock	13,527	8,024	10,058	27,007	58,616
Acquisition of treasury stock	(160,354)	(69,081)	(2,430)	(1,905)	(233,770)
Dividends paid	(4,432)	(4,377)	(4,259)	(4,338)	(17,406)
Payments received from investments	721	41	2,093	905	3,760
Proceeds from the disposition of operations	-	1,529	3,315	-	4,844
Net cash paid in acquisitions	(106,719)	(34,807)	(2,983)	(117)	(144,626)
Effect of exchange rate changes on cash	(297)	(53)	(135)	88	(397)
Net increase (decrease) in cash	6,704	(4,927)	3,944	(2,201)	3,520

ACXIOM CORPORATION

Financial Road Map[1]
(as of March 31, 2006)

Years Ending March 31,	Actual Fiscal 2005	Actual Q4 Fiscal 2006	Target Fiscal 2006	Actual Fiscal 2006	Target Fiscal 2007	Long-Term Goals Fiscal 2010
U.S. Revenue Growth	9.0%	9.6%	13% to 15%	13.6%	7% to 10%	8% to 11% *(CAGR)*
U.S. Revenue	$1,011 million	$296 million	$1,140 to $1,160 mil	$1,148 million	$1,230 to $1,260 mil	-
International Revenue Growth	152.9%	-7.9%	-10% to -20%	-13.0%	0% to 5%	5% to 8% *(CAGR)*
International Revenue	$213 million	$49 million	$170 to $190 mil	$185 million	$185 to $195 mil	-
U.S. Operating Margin	11.3%	13.9%		11.6%	14% to 15%	16% to 18%
Adjusted U.S. Operating Margin	11.3%	13.9%	11.5% to 12.5%	12.4%[3]		
International Operating Margin	3.9%	7.0%		-1.1%	2% to 4%	12% to 15%
Adjusted International Operating Margin	3.9%	7.0%	1% to 2%	2.5%[3]		
Return on Assets[2]	9.2%	8.5%		8.5%	11% to 13%	14% to 17%
Adjusted Return on Assets[2]		9.5%[3]	9% to 10%	9.5%[3]		
Return on Invested Capital[2]	11.0%	11.4%[3]	11% to 12%	11.4%[3]	13% to 15%	16% to 19%
Operating Cash Flow	$247 million	$74 million	$250 to $270 mil	$276 million	$280 to $300 mil	$320 to $360 mil
Free Cash Flow	$159 million	$52 million	$160 to $180 mil	$202 million	$175 to $195 mil	$185 to $225 mil
Revolving Credit Line Balance	$11 million	$252 million	$200 to $375 mil	$252 million	<$500 mil	<$500 mil
Dividends Per Share	$0.17	$0.05	$0.20	$0.20	$0.22	$0.24 to $0.28

1 Assumptions and definitions are defined on the following schedule: "Financial Road Map assumptions and definitions"

2 ROA and ROIC are calculated on a trailing 4 quarters basis

3 Results exclude unusual charges of $9.1 million for U.S. and $6.7 million for International in the quarter ended September 30, 2005 These charges are excluded when calculating performance compared to the Road Map since they were not considered in setting the Road Map target. All other time periods are as reported for GAAP

ACXIOM CORPORATION
(as of March 31, 2006)

Financial Road Map Assumptions and Definitions

Assumptions

1. The effective tax rate is projected to be approximately 38% for future years.

2. Interest rates are assumed to increase slightly over the current levels.

3. Excluding acquired credits, the Company expects to utilize all of its federal credits and begin paying regular tax in fiscal 2007. The Company expects to gradually begin paying state taxes as state NOLs are utilized.

4. The Company will pay incentives under its bonus plan of $15 to $25 million for each of the years beginning in fiscal 2007 based on achievement of the Company's business plan.

5. The Company will maintain a relatively constant mix of business for each of its three business segments.

6. Foreign exchange rates will remain at approximately the current levels.

7. Stock repurchases will be in amounts that yield the highest shareholder return considering all other uses for the available cash.

8. Diluted outstanding shares will increase slightly to reflect the impact of in-the-money options as the stock price increases.

9. Long-term goals are based on the Company's current assessment of opportunities and are subject to change. There are risks associated with obtaining these goals which are explained under forward looking statements in the press release accompanying this Financial Road Map. Acxiom disclaims any obligation to update the information contained in this Financial Road Map.

Definitions

1. **Revenue Growth** is defined as the percentage growth compared to the previous corresponding fiscal year or comparable period.

2. **Operating Margin** is defined as the income from operations as a percentage of revenue.

3. **Return on Assets (ROA)** is defined as income from operations divided by average total assets for the trailing four quarters.

4. **Return on Invested Capital (ROIC)** is defined as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters' average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] x an 8% implied interest rate on the leases. Average invested capital is defined as the trailing four-quarter average of the ending quarterly balances for total assets less operating cash, less non-interest bearing liabilities, plus the present value of operating leases.

5. **Operating Cash Flow** is as shown on the Company's cash flow statement.

6. **Free Cash Flow** is defined as cash flow from operating activities less cash flow from investing activities excluding net cash paid or received for acquisitions and divestitures, joint ventures and investments.

7. **Revolving Credit Line Balance** is defined as actual funds borrowed under the Company's revolving line of credit facility at the end of the period.

8. **Dividends Per Share** is defined as the sum of the dividends for that period.

Reconciliation of Non-GAAP Measurements

(Dollars in thousands)
(as of March 31, 2006)

Years Ending March 31,	Actual Fiscal 2005	Actual Q4 Fiscal 2006	Target Fiscal 2006		Actual Fiscal 2006	Target Fiscal 2007		Long-Term Goals Fiscal 2010	
U.S. Operating Margin									
U.S. Revenue	1,010,513	295,795			1,147,641				
U.S. Operating Income	113,992	41,169			133,072				
U.S. Operating Income Margin	11.3%	13.9%			11.6%				
Gains, losses and nonrecurring items, net	0	0			6,147				
ValueAct Defense	0	0			2,216				
Lawsuit Expenses	0	0			761				
Adjusted U.S. Operating Income (6)	113,992	41,169			142,196				
Adjusted U.S. Operating Income Margin (6)	11.3%	13.9%			12.4%				
International Operating Margin									
International Revenue	212,529	48,548			184,927				
International Operating Income	8,200	3,419			(1,991)				
International Operating Income Margin	3.9%	7.0%			-1.1%				
Gains, losses and nonrecurring items, net	0	0			6,652				
Adjusted International Operating Income (6)	8,200	3,419			4,661				
Adjusted International Operating Income Margin (6)	3.9%	7.0%			2.5%				
Free Cash Flow									
Net cash provided by operating activities	247,014	74,158	250,000	270,000	275,833	280,000	300,000	320,000	360,000
Proceeds received from disposition of assets	0	0	0	0	5,123	0	0	0	0
Capitalized software	(20,294)	(5,217)	(20,000)	(20,000)	(21,903)	(23,000)	(23,000)	(25,000)	(25,000)
Proceeds received from sale of software	0	0	0	0	20,000	10,000	10,000	0	0
Capital expenditures	(14,330)	(493)	(15,000)	(15,000)	(6,848)	(16,000)	(16,000)	(20,000)	(20,000)
Deferral of costs	(53,428)	(15,956)	(55,000)	(55,000)	(70,454)	(76,000)	(76,000)	(90,000)	(90,000)
Free cash flow	158,962	52,492	160,000	to 180,000	201,751	175,000	to 195,000	185,000	to 225,000

Free cash flow as defined by the Company may not be comparable to similarly titled measures reported by other companies. Management of the Company has included free cash flow in this Financial Road Map because although free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, management believes that it provides investors with a useful alternative measure of liquidity by allowing an assessment of the amount of cash available for general corporate and strategic purposes, including debt payments, after funding operating activities and capital expenditures, capitalized software expenses and deferred costs.
The above table reconciles free cash flow to cash provided by operating activities, the nearest comparable GAAP measure.

Return on Assets (ROA) and Return on Invested Capital (ROIC)[5]	Actual Fiscal 2005			Actual Q4 Fiscal 2006			Target Fiscal 2006			
		Adjusted			Adjusted		ROA		ROIC	
	ROA	ROA	ROIC	ROA	ROA	ROIC	Low	High	Low	High
Numerator:										
Income from operations	122,192	122,192	122,192	131,083	131,083	131,083	141,000	160,000	141,000	160,000
Unusual Charges, Net (6)	0	0	0		15,776	15,776	0	0	0	0
Add implied interest on operating leases (1)			13,903			11,696			14,200	14,200
	122,192	122,192	136,095	131,083	146,859	158,554	141,000	160,000	155,200	174,200
Denominator:										
Average total assets (2)	1,321,122	1,321,122	1,321,122	1,549,933	1,549,933	1,549,933	1,542,000	1,552,000	1,542,000	1,552,000
Less average cash (3)			(11,858)			(8,616)			(6,300)	(12,700)
Less average non-interest bearing current liabilities (4)			(246,280)			(288,063)			(280,000)	(280,200)
Plus average present value of operating leases (1)			168,734			135,190			180,000	179,500
	1,321,122	1,321,122	1,231,717	1,549,933	1,549,933	1,388,444	1,542,000	1,552,000	1,435,700	1,438,600
Return on invested capital	9.2%	9.2%	11.0%	8.5%	9.5%	11.4%	9%	to 10%	11%	to 12%

Return on Assets (ROA) and Return on Invested Capital (ROIC)[5]	Actual Fiscal 2006			Target Fiscal 2007				Long-Term Goals Fiscal 2010			
		Adjusted		ROA		ROIC		ROA		ROIC	
	ROA	ROA	ROIC	Low	High	Low	High	Low	High	Low	High
Numerator:											
Income from operations	131,083	131,083	131,083	175,500	196,900	175,500	196,900	268,600	337,600	268,600	337,600
Unusual Charges, Net (6)		15,776	15,776	0	0	0	0	0	0	0	0
Add implied interest on operating leases (1)			11,696			11,000	11,000			9,000	9,000
	131,083	146,859	158,554	175,500	196,900	186,500	207,900	268,600	337,600	277,600	346,600
Denominator:											
Average total assets (2)	1,549,933	1,549,933	1,549,933	1,566,000	1,574,000	1,566,000	1,574,000	1,864,000	1,965,000	1,864,000	1,965,000
Less average cash (3)			(8,616)			(10,000)	(10,000)			(10,000)	(10,000)
Less average non-interest bearing current liabilities (4)			(288,063)			(277,000)	(288,000)			(261,000)	(285,000)
Plus average present value of operating leases (1)			135,190			133,000	133,000			114,000	114,000
	1,549,933	1,549,933	1,388,444	1,566,000	1,574,000	1,412,000	1,409,000	1,864,000	1,965,000	1,707,000	1,784,000
Return on invested capital	8.5%	9.5%	11.4%	11%	to 13%	13%	to 15%	14%	to 17%	16%	to 19%

Notes
1 Average present value of operating leases is the average for the trailing 4 quarter ends of the present value of future payments on operating leases, discounted at 8% which is the assumed implicit interest rate included in the leases. The implied interest added to the numerator is the 8% assumed interest charge on the average quarterly balance [(beginning + Ending) / 2] of the present value of the leases.
2 Average total assets is the average of the GAAP amount for the trailing 4 quarter ends.
3 Average cash is the average of the GAAP amount for the trailing 4 quarter ends. Future cash balances above $10.0 million are assumed to be invested at money market rates and are excluded from this operating cash adjustment.
4 Average non-interest bearing current liabilities is the average for the trailing 4 quarter ends of all current liabilities excluding the current portion of long-term debt.
5 ROA and ROIC figures are calculated on a trailing 4 quarters basis.
6 Results exclude unusual charges of $9.1 million for U.S. and $6.7 million for International in the quarter ended September 30, 2005. These charges are excluded when calculating performance compared to the Road Map since they were not considered in setting the Road Map target. All other time periods are as reported for GAAP

Return on Invested Capital (ROIC) as defined by the Company, may not be comparable to similarly titled measures reported by other companies. Management of the Company has included ROIC in this Financial Road Map because it measures the capital efficiency of our business. ROIC does not consider whether the business is financed with debt or equity; rather ROIC calculates a return on all capital invested in the business. The above table reconciles ROIC to a ROA calculation using GAAP numbers. The Company uses ROIC in a number of ways, including pricing analysis, capital expenditure evaluation, and merger and acquisition valuation.